Supplement filed pursuant to Rule 253(g)(2)

               File No. 024-12337

SUPPLEMENT NO. 3 DATED OCTOBER 30, 2024

TO OFFERING CIRCULAR DATED DECEMBER 4, 2023

DOC.COM INC.

NASDAQ (“DOCC”)

This document supplements, and should be read in conjunction with, the Offering Circular dated December 4, 2023, of DOC.COM INC. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meaning as set forth in the Offering Circular.

Recent Developments

Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such a statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

The first purpose of this supplement:

Item 1.01 Entry into a Material Definitive Agreement.

**Doc.com Acquires 405 Ontario**

**Expanding into the U.S. and Canadian Markets**

Doc.com is excited to announce the acquisition of **405 Ontario**, which owns 100% of **RX Angle Inc.** and **Flat Iron Pharmacy**. This strategic acquisition enables Doc.com to expand its services across North America, including a key entry into the **Canadian market** through **405 Ontario**.

Flat Iron Pharmacy, a trusted pharmacy operating since **1913**, provides a wide array of services, including **prescriptions, over-the-counter (OTC) products, durable medical equipment (DME)**, and **patient counseling**. Flat Iron reported **$2,670,931.02** in revenue for **2023**, up from **$2,403,294.43** in **2022**, representing a **11.1% growth**. The pharmacy operates with **10 staff members**, delivering reliable, patient-focused services.

Leadership and Strategic Expertise

The **leadership team at 405 Ontario** brings extensive experience in **pharmacy operations and pharmacy mergers and acquisitions (M&A) ** across the U.S., providing vital expertise to help Doc.com rapidly scale **Flat Iron Pharmacy’s** prescription delivery capacity and ensure smooth integration of **RX Angle Inc.** into Doc.com’s healthcare offerings.

Expanding into the Canadian Market

Through the acquisition of **405 Ontario**, Doc.com will **enter the Canadian market**, expanding its telemedicine and prescription services beyond the U.S. This move will allow Doc.com to establish a strong presence in Canada, enhancing access to healthcare services for patients across both countries.

Technological Advancements

Both **Flat Iron Pharmacy** and **RX Angle Inc.** will benefit from **Doc.com’s advanced technology stack**, including **AI-driven optimizations** and **blockchain tracing** of prescriptions. These technologies will streamline pharmacy operations, improve patient satisfaction, and ensure secure, transparent prescription management across North America.

Nationwide Prescription Capability and Canadian Expansion

With **Flat Iron Pharmacy**, Doc.com will provide **50-state prescription capability within Q1 of 2025**. Meanwhile, the acquisition of **405 Ontario** allows Doc.com to bring these innovative solutions into the **Canadian market**, offering patients on both sides of the border access to comprehensive healthcare services, including **telemedicine consultations** and **prescription fulfillment**.

The Future of Healthcare

The acquisition of **405 Ontario**, which includes **RX Angle Inc.** and **Flat Iron Pharmacy**, marks a significant milestone for **Doc.com** as it expands its footprint across North America. This acquisition strengthens Doc.com’s position as a leader in **integrated healthcare solutions**, delivering cutting-edge, patient-centered services to patients across the U.S. and Canada.

The second  purpose of this supplement:

As of October 30, 2024, Doc.com Inc. announces significant changes to its executive leadership team. Charles Nader, the current CEO, President, and Chairman of the Board, has resigned from his position as Chief Financial Officer (CFO). In his place, Jean Marc Nosbusch has been appointed as the new CFO.

Additionally, the following new appointments have been made to strengthen the company's leadership and strategic direction:

- **Noel Trainor** as Chief Operating Officer (COO)

- **Hernan Ramirez** as Chief Technology Officer (CTO)

- **Noemi Valencia** as Chief Innovation Officer

- **Carlos Silis** as Chief Marketing Officer

- **Tania Ibarra** as Vice President of Marketing

- **Ignacio Valencia** as Chief Business Development Officer

- **Itzel Ocampo, MD** as Chief Science Officer and Board Member

- **Lesly Kersinant, MD** as US Medical Director

- **Alejandro Cunille** as Independent Board Member and Chief of the Audit Committee

These leadership changes are part of Doc.com's commitment to enhancing its operational efficiency and driving innovation within the healthcare sector. The company believes that this new team will provide the necessary expertise to navigate its future growth and strategic initiatives.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of the date of this offering circular, the executive officers and directors of the company and their positions are as follows:

MANAGEMENT

Our directors and officers currently serving our Company is as follows:

Name	Age	Positions
Charles Nader	41	President, CEO, Director, Chairman of the Board
Jamie Freed	46	Director of Communications and Director, Board Member
Jean-Marc Nosbush	31	Chief Financial Officer
Noel Trainor	60	Chief Operating Officer
Hernan Ramirez	48	Chief Technology Officer
Noemi Valencia	57	Chief Innovation Officer
Carlos Silis	45	Chief Marketing Officer
Tania Ibarra	36	VP Marketing & Communications
Ignacio Valencia	55	Chief Business Development Officer
Itzel Ocampo MD.	36	Chief Science Officer & Board Member
Lesly Kersinant MD Alejandro Cunille	50 31	Medical Director US INDEPENDENT BOARD MEMBERS Chair of audit committee

 Set forth below is a brief description of the background and business experience of our officers and directors for the past five years.

Charles Nader, President, Chief Executive Officer, Chairman of the board.

Charles Nader has been our President and Chief Executive Officer and Chairman since March 2021. Mr. Nader was previously the founder of companies outside the United States in the healthcare industry, Doctordice.com, an electronic healthcare platform in Mexico.

In 2015 Mr. Nader was accepted into the “Technology enabled blitzscaling” program at Stanford University where he went to study the methodology of scaling technology companies worldwide.

From 2016 to 2023 Mr. Nader spent time studying the healthcare industry worldwide, speaking to government officials in several countries as well as private industry to develop the Doc.com platform and create a form of free basic healthcare. Mr. Nader received an honorary doctorate degree from the World Leaders Organization University for his work in designing and advocating for a sustainable and scalable business model that provides free basic healthcare for all which is the underlying mission of Doc.com’s business model. He Founded Doc.com to solve one of the biggest challenges humanity faces, access to healthcare and has made it his life goal to provide humanity with free basic healthcare services through technology innovation.

Jamie Freed, Director of Communications and Board Member

Prominent talent manager and entrepreneur, known for shaping the careers of some of the world's most iconic celebrities and building brands that resonate globally. He founded and leads Freed Management, where he manages and represents top-tier artists across film, music, sports, and digital platforms. Over his career, Freed has been instrumental in representing talents like Johnny Depp, Leonardo DiCaprio, Angelina Jolie, Eminem, Robin Williams, and Selena Gomez, whom he discovered and helped turn into a global superstar.

Freed has a track record of creating multi-billion-dollar brands. Notably, he served as the strategic partner and manager to Paris Hilton, overseeing Paris Hilton Entertainment Worldwide. Under his leadership, Hilton’s brand expanded into a massive $4 billion empire, encompassing over 60 branded retail stores and a diversified product range from fragrances to footwear, properties, and even motorcycles.

Beyond celebrity representation, Freed is recognized for his ability to bridge the entertainment and technology sectors. His work includes advising companies and handling brand strategies, collaborations, and high-profile campaigns. His forward-thinking approach and exceptional knack for business have cemented his status as a game-changing leader in the entertainment industry.

Jean-Marc Nosbusch,  Chief Financial Officer

Specialist in strategic financial planning, quantitative trading, and risk management, with a robust career at JP Morgan, Virtu Financial, and Macquarie Capital. His expertise lies in optimizing financial performance, driving operational efficiency, and ensuring regulatory compliance across commodities, futures, and options markets. Known for leveraging advanced quantitative methodologies, Nosbusch excels in mitigating risks and executing complex trading strategies, consistently aligning them with dynamic market conditions.

His broad experience positions him as a leader in managing diverse portfolios and delivering strategic financial insights.

Noel Trainor, Chief Operations Officer

Visionary entrepreneur dedicated to transforming lives globally through quality education and health initiatives. With over 30 years of experience and a human-centered leadership approach, Noel has guided a multidisciplinary team of more than 400 professionals, committed to excellence in transforming both education and healthcare. He is recognized for driving operational efficiency, streamlining processes, and optimizing resources to achieve peak performance across all organizational functions.

As the co-founder of Knotion and Varmond, Noel has pioneered breakthrough solutions that position both as global leaders in innovative education and health, directly impacting over 1 million people worldwide. His expertise extends to advising on the OECD’s Education 2030 Action Framework, and he is celebrated as a high-impact entrepreneur by Endeavor and a top EdTech leader by Holon IQ. In addition, Noel’s 11-year tenure as Local President of the Mexican Red Cross Council highlights his dedication to social impact, a role in which he earned the prestigious Generalísimo Morelos Award. Recognizing his significant contributions, he was awarded an Honorary Doctorate Degree (Honoris Causa) by CNDHC-UNAM.

Hernan Ramírez, Chief Technology Officer

Hernan is a globally recognized technology visionary with over 20 years of experience in developing scalable and innovative solutions for top-tier international companies. Recognized by leading technology giants such as AWS, Apple, and Google for his exceptional architecture, performance, and groundbreaking work, Hernan excels in crafting cutting-edge solutions that harness advanced technologies tailored to the education and healthcare sectors.

Leveraging AI, machine learning, robust security protocols, top modern frameworks, and scalable architectures, Hernan drives growth and empowers organizations to achieve their strategic objectives. He spearheads cross-functional teams to build secure, cloud-based infrastructures that enhance operational efficiency and deliver transformative results. His strategic initiatives have enabled premier education and publishing firms, including Santillana and Knotion, to expand and implement revolutionary solutions across Latin America.

Committed to excellence and innovation, Hernan continuously pushes the boundaries of technology to solve complex challenges and foster sustainable growth. He holds a Master’s degree in Technology and Innovation and remains dedicated to advancing the field through continuous learning and leadership in cutting-edge technological advancements.

Noemí Valencia, Chief Innovation Officer

Award-winning visionary and transformational leader, Noemí drives impactful social change through pioneering innovation and strategic foresight. Renowned for merging design thinking with bold strategy, she crafts solutions that address complex challenges through cross-functional collaboration and inventive problem-solving.

Dedicated to revolutionizing K-12 learning, Noemí co-founded Knotion, a globally recognized institution that has redefined education in Latin America. Her mission to nurture conscious, socially responsible individuals has reached over a million learners, empowering them with the skills for the 5.0 era. With over 1,700 interactive digital books under her leadership, she has reshaped educational content to be more engaging and impactful.

As a trusted advisor for the OECD Education 2030 Framework, TEDx speaker (2022), and one of Holon IQ’s 200 Top EdTech Leaders, Noemí’s influence spans globally. She is also a high-impact Endeavor entrepreneur, an Apple Distinguished Educator, and one of Mexico’s Top 100 Most Influential Women Entrepreneurs. With an Honorary Doctorate (Honoris Causa) from CNDHC-UNAM, Noemí’s lifelong dedication to education continues to inspire and elevate future generations.

Carlos Silis,  Chief Marketing Officer

Purpose-driven marketer with over 20 years of experience in Digital Marketing, E-commerce, Social Media, Sales, and Advertising, Carlos has worked with renowned brands like El Palacio de Hierro, Nokia, clickOnero, and WPP agencies Ogilvy and Grey. His commitment to fostering impactful change extends from mentoring indigenous entrepreneurs to coaching executives at international companies, ensuring that business strategies align seamlessly with personal growth. Carlos delivers human-centered solutions that empower entrepreneurs and organizations alike to drive meaningful, lasting change.

A passionate lifelong learner, Carlos has pursued advanced studies at Harvard, NYU, Stanford, Yale, and Section, and currently shares his expertise as a professor at ITAM, ISDI, Centro, Boulder Institute, and Victoria 147. He has mentored over 100 entrepreneurs through Endeavor, Victoria 147, and 02X, bringing valuable insights to startups across diverse industries. Recognized by Stylus in 2021 as a "Changemaker," Carlos continually pushes the boundaries of innovation, aiming to inspire positive transformation through creativity and forward-thinking strategies.

Tania Ibarra - VP Marketing & Communications

Dynamic leader with a Bachelor’s degree from Anáhuac University and advanced training in Digital Marketing, Design Thinking, and leveraging AI for entrepreneurship.

She is passionately committed to advancing her company’s mission of making a meaningful impact on the world through cutting-edge marketing programs and visionary thought leadership. Renowned for her ability to drive exceptional product innovation and purpose-driven initiatives, Tania continuously elevates brand narratives and market positioning.

Before joining Doc.com, Tania honed her expertise in strategic development and creative marketing at Grupo Televisa, the largest media and entertainment company in Latin America, where she spearheaded high-impact campaigns and strategic projects. She also held pivotal roles within state government, applying her expertise to drive key initiatives. Her core strengths lie in creativity, strategic foresight, and an unwavering commitment to delivering impactful outcomes.

Ignacio Valencia,  Chief Business Development Officer

Global, results-driven visionary leader with a distinguished record in forming and developing high-performance teams and cultures within Fortune 100 corporations. Renowned for forging strategic partnerships with leading global organizations, spearheading successful turnarounds, and implementing innovative performance solutions that drive profitable and sustainable growth.

Ignacio possesses exceptional business acumen, complemented by strong analytical, problem-solving, and strategic planning skills. A top-performing and hands-on leader with extensive experience as a top-performing VP, GM, CRO, and CCO. Experienced in managing high-impact teams across B2B and B2C environments, spanning the industrial, education, and consumer product sectors.

An alumnus of ITESM, with a specialization in Business Development, and a graduate of esteemed programs at Harvard University (Top Management), Kellogg Graduate School of Management (Leadership & Profitable Marketing), and the University of California, Berkeley (Team Building), he embodies a commitment to excellence and continuous innovation.

Itzel Ocampo, MD, Chief Science Officer & Board Member

With over a decade of experience at the intersection of e-health and clinical practice, she is a trailblazer committed to revolutionizing healthcare through innovative technology. As the architect behind advanced electronic health record systems, she has pioneered the integration of clinically relevant epidemiological data into AI-driven solutions. Her expertise in clinical modeling using OpenEHR technology—employed by the NHS in the UK—positions her as the only medical doctor in Latin America mastering this cutting-edge approach to clinical data mining.

Beyond her technological contributions, she leads as Chief of the Surgery Department and shapes the next generation of healthcare professionals as a clinical professor at two medical schools.

She holds a prestigious certification in Artificial Intelligence in Healthcare from the Massachusetts Institute of Technology (MIT), underscoring her commitment to bridging the gap between technology and medicine.

Lesly Kernisant, MD, Medical Director US

A board-certified senior physician with over two decades of experience, distinguished by an unwavering commitment to excellence in patient care. Throughout his career, Dr. Kersinant has successfully treated over half a million patients, earning a reputation as a trusted leader in the medical field. Currently serving as Medical Director in the U.S., he leads a national telemedicine network and directs a dedicated team of healthcare professionals.

Under his leadership, this network consistently delivers high-quality, accessible care to patients across the country, advancing telemedicine and redefining patient-centered healthcare.

Alejandro Cunille Duran, Independent Board Member Chair of the audit committee.

An ITESM graduate with a deep expertise in corporate financial strategy, he directs comprehensive financial reporting and crafts forward-looking forecasts to drive sustainable growth and economic success. He skillfully navigates all financial aspects of the organization, proactively identifying and mitigating key risks including competitive pressures, regulatory changes, and technological disruptions that could impact capital and earnings. A specialist in project analysis and a seasoned cryptocurrency investor, he leverages his keen analytical acumen and market insight to optimize investments and strategically position enterprises for long-term profitability in dynamic financial landscapes.